UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006	Commission File Number: 0-51279
TRIZEC CANADA INC.
(Name of registrant)
BCE Place, Suite 3820
181 Bay Street
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                    No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE
EXHIBIT INDEX
EX-99.1: NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR
EX-99.2: FORM OF PROXY
EX-99.3: 2005 ANNUAL REPORT
EX-99.4: SHAREHOLDER INFORMATION FORM

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIZEC CANADA INC.
Date: April 27, 2006	By:	/s/ Colin Chapin
		Name:	Colin J. Chapin
		Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting and Management Information Circular dated April 27, 2006.

99.2	Form of proxy for 2006 Annual and Special Meeting.

99.3	2005 Annual Report, including Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2005.

99.4	Shareholder Information Form